

For Immediate Release – Calgary, Alberta
TSX, NYSE: BXE

BELLATRIX ANNOUNCES GROWTH TO 250 MILLION BOE IN PROVED PLUS PROBABLE RESERVES ESTABLISHING A 2P NET ASSET VALUE OF $9.01 PER SHARE

CALGARY, ALBERTA (March 9, 2015) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce its 2014 year-end reserves information. Reserves at December 31, 2014 were independently evaluated by Sproule Associates Limited ("Sproule"). The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

2014 marked another successful and profitable growth year for Bellatrix. The Company delivered a 100% success rate through the drill bit, anchoring another strong year of reserves growth as punctuated by the following achievements:

- Bellatrix benefitted from its largest capital program in the Company's history which provided 18% growth in Proved plus Probable ("2P") reserves to a total of 250 million boe with a 10% NPVBT of $2.1 billion at December 31, 2014. The NPVBT value was relatively unchanged from year end 2013 despite a material contraction in average near term (2 year) natural gas and oil price forecasts used by independent reserve evaluators.

- Proved ("1P") reserves grew 30% year over year to 161 million boe.

- Proved Developed Producing ("PDP") reserves grew 37% to 74 million boe with a 10% NPVBT value of $932 million, equivalent to $4.85 per basic share.

- As at December 31, 2014 2P reserves were comprised of 80 million barrels of oil and natural gas liquids as well as 1.0 trillion cubic feet of natural gas, with a 32% liquids weighting on a boe basis.

- 2P reserves added at a finding, development and acquisition ("FD&A") cost of $12.13/boe, excluding the change in future development capital ("FDC") requirements. Including the change in FDC requirements, FD&A totaled $13.22/boe. Excluding approximately $36 million invested in the Bellatrix deep-cut plant during 2014, 2P FD&A costs averaged $11.48/boe and $12.58/boe excluding and including the change in FDC respectively.

- Excluding the change in FDC, Bellatrix delivered a 2P Recycle Ratio of 1.82x on total 2014 capital, and 1.92x excluding $36 million spent directly on its deep-cut gas plant project.

- Bellatrix's December 31, 2014 net asset value of $1.7 billion, equivalent to $9.01/share using a 10% per year discount to future net revenue adjusted for year-end net debt, seismic, and land value.

- The Company replaced 369% of total production in 2014.

- The Company's calculated 1P reserve life index improved by 16% to 10.6 years and is 13.3 years based on 2P reserves.

- Annual production increased by 74% in 2014 to 13.9 million boe from 8.0 million boe in 2013.

A conference call to discuss Bellatrix's annual financial and reserves results will be held on March 12, 2015 at 9:00 am MDT/11:00 am EDT. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available by calling 1-855-859-2056 or 403-451-9481 and entering passcode 94534280#.

2014 ACHIEVEMENTS

	Twelve months ended December,		
	2014	2013	% Change
Reserves (Company Interest [1], mboe)			
Proved Developed Producing	**74,181**	54,078	+37%
Total Proved	**161,448**	124,154	+30%
Proved Undrilled/Total Proved	**54%**	56%	
Total Proved and Probable	**250,098**	211,536	+18%
Probable/Total Proved and Probable	**35%**	41%	
Net Present Value of Reserves (Before Tax, 10% Discount Rate)			
Proved Developed Producing ($MM)	**$932**	$879	+6%
Total Proved ($MM)	**$1,412**	$1,433	-1%
Proved and Probable ($MM)	**$2,116**	$2,090	+1%
Net Asset Value			
Proved and Probable ($MM) [2]	**$1,729**	$1,949	
Proved and Probable Net Asset Value, per basic share	**$9.01**	$11.40	
FD&A costs			
1P, including FDC ($/boe)	**$13.80**	$13.76	
2P, including FDC ($/boe)	**$13.22**	$9.67	
1P, including FDC ($/boe) excluding deep-cut gas plant capital	**$13.14**		
2P, including FDC ($/boe) excluding deep-cut gas plant capital	**$12.58**		
3 year average 2P, including FDC ($/boe)	**$10.05**	$9.01	
Selected Key Operating Statistics			
Annual Average Sales Volumes (boe/d)	**38,065**	21,829	+74%
Q4 Average Sales Volumes (boe/d)	**42,945**	23,968	+79%
Operating netback ($/boe) [3]	**$22.04**	$20.99	+5%
Funds Flow From Operations ($ millions) [4] (unaudited)	**$270.8**	$143.5	+89%
Funds Flow per basic share (unaudited)	**$1.48**	$1.27	+17%
Reserve Life Index			
Proved	**10.6 yrs.**	9.1 yrs.	+16%
Proved and Probable	**13.3 yrs.**	13.7 yrs.	-3%
Recycle Ratios [3]			
1P, excluding FDC	**1.76 x**	1.88 x	
2P, excluding FDC	**1.82 x**	2.90 x	
1P, excluding FDC and deep-cut gas plant capital	**1.86 x**		
2P, excluding FDC and deep-cut gas plant capital	**1.92 x**		
Evaluated Future Horizontal Drilling Locations			
Gross Cardium	**281**		
Net Cardium	**206.6**		
Gross Mannville	**185**		
Net Mannville	**95.2**		

[1] "Company Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix. May not add due to rounding.
[2] Proved plus Probable net asset value incorporates 2P NPV10 (Before tax) value and adjusts for year-end net debt, seismic, and land value.
[3] Operating netback is not a recognized term under Canadian generally accepted accounting principals ("GAAP") and is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes impact of commodity price risk contracts. See "Non-GAAP Measures".
[4] Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See "Non-GAAP Measures".

SELECT 2014 OPERATING RESULTS

To assist in interpretation of the Company's reserves and key achievements, Bellatrix releases select 2014 unaudited operating results ahead of full year-end 2014 financial results including data on capital expenditures, cash flow from operating activities, and drilling results.

CAPITAL EXPENDITURES

($000s)	Years ended December 31, 2014 (unaudited)	2013
Lease acquisitions and retention	16,701	11,190
Geological and geophysical	1,601	140
Drilling and completion costs	298,313	211,912
Facilities and equipment	220,773	57,767
Property transfers – cash	(32,921)	-
Capital – exploration and development [1]	504,467	281,009
Capital – corporate assets [2]	11,163	9,270
Property acquisitions	176,428	13,386
Total capital expenditures – cash	692,058	303,665
Property dispositions – cash	(9,809)	(70,942)
Total net capital expenditures – cash	682,249	232,723
Corporate acquisition – non cash	-	595,891
Property acquisitions – non cash	68,616	-
Other – non cash [3]	20,000	12,187
Total - non – cash	88,616	608,078
Total capital expenditures – net	770,865	840,801

[1] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
[2] Capital – corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
[3] Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

The $771 million capital program for the year ended December 31, 2014 was financed from funds flow from operations, a common share offering, and bank debt.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

($000s)	Years ended December 31, 2014 (unaudited)	2013
Cash flow from operating activities	294,828	128,458
Decommissioning costs incurred	1,743	1,057
Transaction costs	-	5,344
Change in non-cash working capital	(25,818)	8,600
Funds flow from operations [1]	270,753	143,459

[1] Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See "Non-GAAP Measures".

Bellatrix generated funds flow from operations of $270.8 million ($1.48 per basic share and $1.46 per diluted share) for the year ended December 31, 2014, an increase of 89% from $143.5 million ($1.27 per basic share and $1.24 per diluted share) generated in 2013. Bellatrix's cash flow from operating activities of $294.8 million ($1.61 per basic share and $1.59 per diluted share) for the year ended December 31, 2014 increased by 130% from the $128.5 million ($1.14 per basic share and $1.11 per diluted share) generated in 2013. The increase in funds flow from operations between 2013 and 2014 was principally due to an increase of 74% in production volumes and higher realized natural gas prices, partially offset by reduced NGL prices, a net realized loss on commodity contracts in 2014 compared to a net realized gain on commodity contracts in 2013, and increased general and administrative, production, transportation, royalty, and finance expenses related to the increased operational activity.

2014 RESERVES

Bellatrix engaged Sproule to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix's oil and gas properties effective December 31, 2014.

Highlights of Bellatrix's December 31, 2014 reserves report include:

- 250 million boe total company interest Proved and Probable reserves, and 161 million boe total company interest Proved reserves as at December 31, 2014, representing 18% and 30% year over year growth respectively.

- $2.1 billion net present value of future net revenue of Proved plus Probable reserves before tax at 10% discount rate up 1% from year end December 31, 2013 despite an average 10% to 20% contraction in near term (2 year) forecast natural gas prices by reserve evaluators.

- Net asset value, as at December 31, 2014 is $9.01 per basic share outstanding based on the Sproule evaluation of Proved and Probable reserves at a 10% discount rate.

- 369% replacement of production with 2P company interest reserve additions in year ended 2014.

- $13.80/boe FD&A for proved reserves including changes to future development capital and $12.53/boe FD&A for 1P reserves excluding changes to FDC for the year ended 2014.

- $13.22/boe FD&A for total proved and probable reserves including changes to future development capital and FD&A of $12.13/boe for total 2P reserves excluding changes to FDC for the year ended 2014.

- $10.05/boe 3-year 2P FD&A including FDC.

- 13.3 year reserve life index on a total working interest Proved plus Probable basis at December 31, 2014 and increased the Company's Proved reserve life index to 10.6 years, up 16% from 9.1 years at December 31, 2013.

- 281 gross (206.6 net) Cardium evaluated future undrilled horizontal locations.

- 185 gross (95.2 net) Mannville evaluated future undrilled horizontal locations.

	2014 Reserves			2013 Reserves	
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbl)	(mmcf)	(mboe)	(mboe)	%
Proved	51,637	658,863	161,448	124,154	+30%
Probable	28,750	359,404	88,650	87,382	+1%
Proved Plus Probable	80,387	1,018,267	250,098	211,536	+18%

NET ASSET VALUE – PROVED PLUS PROBABLE

The following table of net asset value, as at December 31, 2014, is based on the Sproule evaluation of future net revenue of the Company's proved plus probable reserves before tax, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000's except acre, unit and per unit amounts)					
	PW 0%	PW 5%	**PW 10%**	PW 15%	PW 20%
Proved plus Probable Reserves [1]	4,753,295	3,020,462	**2,115,605**	1,574,039	1,219,481
Undeveloped Lands [2]	225,276	225,276	**225,276**	225,276	225,276
Value of Seismic [3]	26,068	26,068	**26,068**	26,068	26,068
Net Debt [4]	(637,726)	(637,726)	**(637,726)**	(637,726)	(637,726)
Net Asset Value [5]	4,366,913	2,634,080	**1,729,223**	1,187,657	833,099
Per Basic Common Share [5][6]	$22.75	$13.72	**$9.01**	$6.19	$4.34

[1] As evaluated by Sproule as at December 31, 2014 based on forecast prices and costs before income tax.
[2] As estimated by Bellatrix as at December 31, 2014 based on 385,397 net acres of undeveloped land at an average price of $584.53 per acre.
[3] Based on 26.1% of $99.8 million replacement value based on seismic costs to buy data at an average of $1,500/km for 2d and $14,500/km2 for 3D.
[4] The Company's calculation of Net Debt as at December 31, 2014, includes long-term debt and the net working capital deficiency (excess). The net working capital deficiency (excess) excludes the current portions of: finance lease obligation, deferred lease inducements and commodity contract liability and asset. See "Additional GAAP Measures".
[5] Certain of the information used in the foregoing calculation, including net debt and number of common shares outstanding, is based on unaudited financial information.
[6] Based on 191.95 million common shares outstanding as at December 31, 2014.

NET PRESENT VALUE OF FUTURE NET REVENUE ("NPV")

The forecast prices used in Sproule's reserve report effective December 31, 2014 (the "Sproule Report") were an average of the forecast prices published by Sproule, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., as at January 1, 2015 (the "Consultants' Average Forecast Prices"). It should not be assumed that the NPV estimated by Sproule represents the fair market value of the reserves.

Estimated future net revenues are stated before deducting future estimated site restoration costs but are reduced for estimated future abandonment costs, estimated royalties payable, estimated operating costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves. In the Sproule Report, the net total future capital over the life of the reserves associated with the proved reserves is $863 million ($742 million discounted at 10%) and $1,336 million ($1,152 million discounted at 10%) for the total proved and probable reserves. The change in 2014 net total future capital over the life of the reserves associated with the proved reserves is $76 million ($67 million discounted at 10%) and $51 million ($55 million discounted at 10%) for the total proved and probable reserves. Calculated changes in net future capital exclude future capital from acquired properties.

SUMMARY OF NPV BEFORE INCOME TAXES [1], [2]

As at December 31, 2014	0%	5%	10%	15%	20%
Proved					
Developed producing	1,562,159	1,162,721	932,046	782,872	678,792
Developed non-producing	27,463	21,785	17,872	15,064	12,976
Undeveloped	1,346,355	768,248	461,602	279,377	162,344
Total proved	2,935,976	1,952,754	1,411,520	1,077,313	854,112
Probable	1,817,319	1,067,708	704,085	496,725	365,370
Total proved plus probable	4,753,295	3,020,462	2,115,605	1,574,039	1,219,481

[1] Forecast Prices and Costs ($000s). Discounted at (%/year).
[2] May not add due to rounding.

SUMMARY OF NPV AFTER INCOME TAXES [1], [2], [3]

As at December 31, 2014	0%	5%	10%	15%	20%
Proved					
Developed producing	1,562,159	1,162,721	932,046	782,872	678,792
Developed non-producing	27,463	21,785	17,872	15,064	12,976
Undeveloped	1,018,812	594,238	360,220	216,319	121,175
Total proved	2,608,434	1,778,744	1,310,138	1,014,255	812,943
Probable	1,362,632	796,728	521,876	365,112	265,818
Total proved plus probable	3,971,066	2,575,472	1,832,014	1,379,367	1,078,761

[1] *Forecast Prices and Costs ($000s), Discounted at (%/year).*
[2] *May not add due to rounding.*
[3] *The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity–level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.*

FD&A COSTS [1], [2]

	2014	2013	2012	2012 – 2014 Avg.
PROVED PLUS PROBABLE FD&A COSTS				
Excluding FDC				
FD&A Costs, 2P ($/boe)				
Exploration and development [3]	**21.21**	4.73	4.29	7.82
Acquisitions (excluding dispositions) [4]	**5.45**	9.70	4.21	8.02
Total (including acquisitions)	**12.13**	7.24	4.28	7.91
Total excluding plant capital	**11.48**			
Including FDC [3]				
FD&A Costs, 2P ($/boe)				
Exploration and development	**23.80**	9.65	7.31	11.69
Acquisitions (excluding dispositions) [4]	**5.45**	9.70	4.21	8.02
Total (including acquisitions)	**13.22**	9.67	6.95	10.05
Total excluding plant capital	**12.58**			
PROVED FD&A COSTS				
Excluding FDC				
FD&A Costs, 1P ($/boe)				
Exploration and development [3]	**16.32**	6.21	8.87	10.03
Acquisitions (excluding dispositions) [4]	**7.53**	18.04	12.20	13.61
Total (including acquisitions)	**12.53**	11.17	9.16	11.39
Total excluding plant capital	**11.86**			
Including FDC [3]				
FD&A Costs, 1P ($/boe)				
Exploration and development	**18.56**	10.67	11.73	13.45
Acquisitions (excluding dispositions) [4]	**7.53**	18.04	22.20	13.61
Total (including acquisitions)	**13.80**	13.76	11.77	13.51
Total excluding plant capital	**13.14**			
PROVED DEVELOPED PRODUCING FD&A COSTS				
FD&A Costs, PDP ($/boe)				
Exploration and development [3]	**17.06**			
Acquisitions (excluding dispositions) [4]	**23.81**			
Total (including acquisitions)	**18.42**			
Total excluding plant capital	**17.43**			

(1) NI 51-101 specifies how finding and development costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Bellatrix's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix's cost structure. Accordingly, Bellatrix also provides FD&A costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.
(2) Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result.
(3) The aggregate of exploration and development costs incurred in the most recent year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
(4) FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.

RESERVE LIFE INDEX

Bellatrix's reserve life index has been determined for proved and proved plus probable working interest reserves using forecast prices and costs. The reserve life index for 2014 is calculated by dividing reserves as at the effective date of the Sproule Report, December 31, 2014, by 2015 forecasted average production of 51,193 boe/d proved plus probable and 41,553 boe/d proved, as set forth in the Sproule Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

	2014	2013	2012	2011	2010
Proved	**10.6**	9.1	8.6	8.0	7.2
Proved and Probable	**13.3**	13.7	12.4	10.0	11.2

RECYCLE RATIO (OPERATING NETBACK [1]/FD&A COST)

As at December 31, 2014	Proved	Proved and Probable
Operating netback before commodity price risk management contracts ($/boe) [1] (unaudited)	$24.34	$24.34
Recycle ratio (excluding change in FDC)	1.94 x	2.01 x
Recycle ratio (excluding change in FDC and deep-cut gas plant capital)	2.05 x	2.12 x
Operating netback after commodity price risk management contracts ($/boe) [1] (unaudited)	$22.04	$22.04
Recycle ratio (excluding change in FDC)	1.76 x	1.82 x
Recycle ratio (excluding change in FDC and deep-cut gas plant capital)	1.86 x	1.92 x

(1) Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. (See Non-GAAP Measures)

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year's reserve FD&A cost per boe. In 2014, the Company made significant investment in infrastructure of $221 million including $36 million directly on the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant. For this reason, recycle ratio information is included for both the total capital program and the exploration and development program excluding capital spent directly on the plant.

RESERVES RECONCILIATION

Reserves included herein are stated either on a company interest basis (working interest plus royalty interests prior to deduction of royalty burdens), a gross (working interest excluding royalty interests and burdens) or a net (working interest plus royalty interest less royalty burdens) basis as defined in NI 51-101. "Company interest" is not a term defined by NI 51-101 and as such the estimates of company interest reserves herein may not be comparable to estimates prepared in accordance with NI 51-101 or to other issuers' estimates of company interest reserves.

At December 31, 2014 the Company's proved plus probable company interest reserves as evaluated by Sproule, using forecast prices and costs, were 250,098 mboe, an increase of 18% compared to 211,536 mboe at December 31, 2013; total proved company interest reserves were 161,448 mboe, an increase of 30% compared to 124,154 mboe at December 31, 2013. By commodity type, natural gas made up 68% and oil and natural gas liquids 32% of total proved plus probable reserves. In addition to the information disclosed herein, more detailed information on the Company's reserves will be included in the Company's Annual Information Form.

Reserves, at December 31, 2014, as evaluated by Sproule, are summarized below and in the following tables.

Summary of Oil and Gas Company Interest Reserves [1] (Gross + Royalties Receivable)
Forecast Prices and Costs

	As at Dec. 31, 2014					As at Dec. 31, 2013
	Natural Gas [2]	Heavy Oil	Light and Medium Oil	Natural Gas Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	292,542	24	9,009	16,391	74,181	54,078
Developed non-producing	6,406	77	205	306	1,656	781
Undeveloped	359,915	109	7,867	17,649	85,611	69,295
Total proved	658,863	210	17,081	34,346	161,448	124,154
Probable	359,404	214	7,721	20,815	88,650	87,382
Total proved plus probable	1,018,267	424	24,802	55,162	250,098	211,536

[1] "Company Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company's natural gas reserves.

Summary of Oil and Gas Working Interest Reserves [1] (Gross)
Forecast Prices and Costs

	As at Dec. 31, 2014					As at Dec. 31, 2013
	Natural Gas [2]	Heavy Oil	Light and Medium Oil	Natural Gas Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	291,764	24	9,009	16,356	74,016	54,037
Developed non-producing	6,373	77	204	304	1,647	780
Undeveloped	356,650	109	7,867	17,508	84,926	69,295
Total proved	654,787	210	17,079	34,168	160,589	124,111
Probable	357,626	214	7,721	20,738	88,277	87,372
Total proved plus probable	1,012,413	424	24,800	54,907	248,866	211,483

[1] "Working Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties. Also referred to as "Gross" reserves under NI 51-101. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company's natural gas reserves.

Summary of Oil and Gas Net Reserves [1] (Net)
Forecast Prices and Costs

	As at Dec. 31, 2014					As at Dec. 31, 2013
	Natural Gas [2]	Heavy Oil	Light and Medium Oil	Natural Gas Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	237,063	21	7,305	10,959	57,796	41,012
Developed non-producing	5,419	59	175	205	1,343	638
Undeveloped	296,978	81	6,525	12,850	68,953	55,436
Total proved	539,460	162	14,006	24,014	128,091	97,086
Probable	288,774	155	6,129	14,744	69,158	68,050
Total proved plus probable	828,234	317	20,135	38,758	197,249	165,136

[1] "Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company's natural gas reserves.

COMPANY INTEREST [1] (Gross + Royalties Receivable) RESERVES RECONCILIATION

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf) [2]	Oil Equivalent (mboe)
PROVED PRODUCING						
Opening Balance [3]	9,396	104	9,500	11,932	195,873	54,078
Extensions	90	-	90	613	13,492	2,952
Infill Drilling	235	-	235	1,739	40,166	8,669
Improved Recovery	-	-	-	-	-	-
Technical Revisions	1,059	(54)	1,005	4,240	81,627	18,850
Discoveries	57	-	57	43	1,042	273
Acquisitions	57	-	58	1,539	35,677	7,544
Dispositions	(203)	-	(203)	(794)	(17,844)	(3,971)
Economic Factors	11	(1)	11	(90)	(1,438)	(320)
Production	(1,694)	(26)	(1,720)	(2,832)	(56,053)	(13,894)
Closing Balance [3]	9,009	24	9,033	16,391	292,542	74,181
TOTAL PROVED						
Opening Balance	18,993	217	19,210	25,850	474,560	124,154
Extensions	483	-	483	1,300	28,437	6,523
Infill Drilling	750	-	750	2,680	60,824	13,567
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,713)	19	(1,694)	4,544	67,272	14,062
Discoveries	57	-	57	43	1,042	273
Acquisitions	421	-	421	4,897	113,504	24,235
Dispositions	(203)	-	(203)	(794)	(17,844)	(3,970)
Economic Factors	(12)	(1)	(13)	(1,343)	(12,880)	(3,502)
Production	(1,694)	(26)	(1,720)	(2,832)	(56,053)	(13,894)
Closing Balance	17,081	210	17,291	34,346	658,863	161,448
PROBABLE						
Opening Balance	11,568	265	11,833	21,197	326,113	87,382
Extensions	602	-	602	1,140	24,422	5,812
Infill Drilling	794	-	794	1,857	40,896	9,468
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(5,120)	(51)	(5,171)	(3,634)	(66,727)	(19,926)
Discoveries	11	-	11	9	216	55
Acquisitions	173	-	173	1,845	42,773	9,148
Dispositions	(38)	-	(38)	(183)	(4,125)	(908)
Economic Factors	(269)	-	(269)	(1,417)	(4,164)	(2,379)
Production	-	-	-	-	-	-
Closing Balance	7,721	214	7,935	20,815	359,404	88,650
PROVED PLUS PROBABLE						
Opening Balance	30,561	482	31,043	47,047	800,673	211,536
Extensions	1,085	-	1,084	2,440	52,860	12,335
Infill Drilling	1,544	-	1,544	4,537	101,720	23,034
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(6,833)	(32)	(6,865)	910	543	(5,864)
Discoveries	68	-	68	51	1,258	329
Acquisitions	594	-	594	6,743	156,277	33,383
Dispositions	(241)	-	(241)	(976)	(21,968)	(4,879)
Economic Factors	(281)	(1)	(282)	(2,760)	(17,044)	(5,882)
Production	(1,694)	(26)	(1,720)	(2,832)	(56,053)	(13,894)
Closing Balance	24,802	424	25,226	55,162	1,018,267	250,098

[1] "Company Interest" means Bellatrix working interest (operated or non-operated) share before deduction of royalties but including any royalty interests of Bellatrix. Based on forecast prices and costs. May not add due to rounding.
[2] Company coal bed methane and shale gas reserves have been included in natural gas. Coal bed methane and shale gas reserves represent an immaterial portion of the Company's natural gas reserves.
[3] Opening Balance is as at December 31, 2013 and Closing Balance is as at December 31, 2014.

WORKING INTEREST [1] (Gross) RESERVES RECONCILIATION

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf) [2]	Oil Equivalent (mboe)
PROVED PRODUCING						
Opening Balance [3]	9,396	104	9,500	11,924	195,675	54,037
Extensions	90	-	90	609	13,405	2,933
Infill Drilling	235	-	235	1,739	40,166	8,669
Improved Recovery	-	-	-	-	-	-
Technical Revisions	1,058	(54)	1,004	4,242	81,692	18,862
Discoveries	57	-	57	43	1,042	273
Acquisitions	58	-	58	1,512	35,036	7,409
Dispositions	(203)	-	(203)	(794)	(17,844)	(3,970)
Economic Factors	11	(1)	10	(90)	(1,435)	(319)
Production	(1,693)	(26)	(1,719)	(2,829)	(55,972)	(13,877)
Closing Balance [3]	9,009	24	9,033	16,356	291,765	74,016
TOTAL PROVED						
Opening Balance	18,993	217	19,210	25,842	474,353	124,111
Extensions	483	-	483	1,295	28,324	6,498
Infill Drilling	750	-	750	2,678	60,793	13,560
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,716)	20	(1,696)	4,545	67,307	14,067
Discoveries	57	-	57	43	1,042	273
Acquisitions	421	-	421	4,732	109,660	23,429
Dispositions	(203)	-	(203)	(794)	(17,844)	(3,971)
Economic Factors	(12)	(1)	(13)	(1,343)	(12,876)	(3,502)
Production	(1,693)	(26)	(1,719)	(2,829)	(55,972)	(13,877)
Closing Balance	17,079	210	17,289	34,168	654,787	160,589
PROBABLE						
Opening Balance	11,568	265	11,833	21,195	326,065	87,372
Extensions	602	-	602	1,139	24,394	5,806
Infill Drilling	794	-	794	1,826	40,173	9,316
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(5,121)	(51)	(5,172)	(3,633)	(66,715)	(19,924)
Discoveries	11	-	11	9	216	55
Acquisitions	173	-	173	1,803	41,797	8,943
Dispositions	(38)	-	(38)	(183)	(4,125)	(908)
Economic Factors	(269)	-	(269)	(1,418)	(4,180)	(2,383)
Production	-	-	-	-	-	-
Closing Balance	7,721	214	7,934	20,738	357,626	88,277
PROVED PLUS PROBABLE						
Opening Balance	30,561	482	31,043	47,037	800,418	211,483
Extensions	1,085	-	1,085	2,433	52,718	12,304
Infill Drilling	1,544	-	1,544	4,504	100,966	22,876
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(6,836)	(32)	(6,868)	912	592	(5,857)
Discoveries	68	-	68	51	1,258	329
Acquisitions	594	-	594	6,535	151,457	32,372
Dispositions	(241)	-	(241)	(976)	(21,968)	(4,879)
Economic Factors	(281)	(1)	(282)	(2,760)	(17,055)	(5,884)
Production	(1,693)	(26)	(1,719)	(2,829)	(55,972)	(13,877)
Closing Balance	24,800	424	25,224	54,907	1,012,413	248,866

[1] "Working Interest" means Bellatrix working interest (operated or non-operated) share before deduction of royalties and without including any royalty interest of Bellatrix. Also referred to as "Gross" reserves under NI 51-101. May not add due to rounding.
[2] Company coal bed methane and shale gas reserves have been included in natural gas. Coal bed methane and shale gas reserves represent an immaterial portion of the Company's natural gas reserves.
[3] Opening Balance is at December 31, 2013 and Closing Balance is as at December 31, 2014.

TAX POOLS

At December 31, 2014, the Company had approximately $1.64 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	2014 (unaudited)	2013
Intangible resource pools:			
Canadian exploration expenses	100	**116,700**	99,000
Canadian development expenses	30	**758,700**	691,500
Canadian oil and gas property expenses	10	**207,900**	80,200
Foreign resource expenses	10	**800**	900
Alberta Non Capital losses greater than Federal non-capital losses	(Alberta) 100	**16,100**	16,100
Undepreciated capital cost [(1)]	6 – 55	**367,600**	224,900
Non capital losses (expire through 2030)	100	**162,300**	94,500
Financing costs	20 S.L	**14,100**	15,600
Total Tax Pools		**1,644,200**	1,222,700

[(1)] *Approximately $355 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.*

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year-end, 2014, Sproule had evaluated certain future development opportunities on Company lands including 281 gross (207 net) future undrilled Cardium horizontal locations and 185 gross (95 net) evaluated future undrilled Mannville horizontal locations. Of the 281 Cardium locations, 208 were assigned proved and probable reserves, with 73 assigned probable reserves only. Of the 185 Mannville locations, 130 were assigned proved and probable reserves, with the remaining 55 assigned probable reserves only.

For purposes of assigning net present value of future revenue, future development locations were committed as detailed in the following table.

($000's)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2015	234,209	369,262
2016	339,453	532,991
2017	203,473	309,953
2018 and subsequent	86,114	123,784
Undiscounted total	863,249	1,335,990
Discounted @ 10%/yr.	742,206	1,151,804

RESERVE REPORT COMMODITY PRICING

The following is a summary of the Consultants' Average Forecast Prices as at January 1, 2015:

Year Forecast	OIL			NATURAL GAS AECO ($Cdn/ MMBtu)	NATURAL GAS LIQUIDS at Edmonton [3] ($Cdn/bbl)	INFLATION RATES [1] %/Year	EXCHANGE RATE [2] ($US/$Cdn)
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API API ($Cdn/bbl)				
2015	64.17	67.89	51.86	3.38	73.48	1.833	0.853
2016	76.67	83.52	63.90	3.83	90.17	1.833	0.868
2017	83.33	90.96	69.64	4.06	98.20	1.833	0.868
2018	87.08	95.26	72.93	4.41	102.69	1.833	0.868
2019	90.67	99.33	76.03	4.76	106.99	1.833	0.868
2020	94.30	103.80	79.45	4.97	111.73	1.833	0.868
2021	96.59	106.16	81.25	5.18	114.26	1.833	0.868
2022	98.36	108.10	82.74	5.36	116.34	1.833	0.868
2023	100.18	110.09	84.25	5.54	118.47	1.833	0.868
2024	102.02	112.13	85.85	5.70	120.67	1.833	0.868
2025	103.88	114.17	87.39	5.80	122.85	1.833	0.868
2026	105.80	116.26	88.98	5.90	125.10	1.833	0.868
2027	107.74	118.41	90.63	6.02	127.40	1.833	0.868
2028	109.74	120.58	92.29	6.12	129.73	1.833	0.868
2029	111.75	122.81	93.97	6.24	132.12	1.833	0.868
Thereafter	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.		

[1] Inflation rates for forecasting prices and costs
[2] Exchange rates used to generate the benchmark reference prices in this table
[3] Natural Gas Liquids is represented by the pentanes plus price

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2014, were $4.77/mcf for natural gas, $91.41/bbl for crude oil and condensate, and $42.74/bbl for natural gas liquids (excluding condensate).

RESERVES COMMITTEE

Bellatrix has a reserves committee, comprised of independent board members, that reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators conducted in accordance with the Canadian Oil and Gas Evaluation Handbook and NI 51-101. The evaluations are conducted using all available geological and engineering data. The reserves committee has reviewed the reserves information and approved the reserve report.

LAND

As at December 31, 2014, Bellatrix had over 385,685 net undeveloped acres in Alberta, British Columbia and Saskatchewan.

Land Statistics

	2014	2013
Average working interest		
Developed	61%	62%
Undeveloped	74%	75%
Total	68%	69%

Land Holdings [(1)]

	2014		2013	
	Gross	Net	Gross	Net
Developed				
British Columbia	9,285	2,765	9,752	2,692
Alberta	462,741	282,478	443,780	272,114
Saskatchewan	13,327	12,720	13,327	12,720
Total	485,353	297,962	466,859	287,526
Undeveloped				
British Columbia	106,180	47,208	107,700	47,521
Alberta	405,991	330,835	436,436	360,821
Saskatchewan	7,641	7,641	8,289	8,289
Total	519,812	385,685	552,425	416,631
Developed and Undeveloped				
British Columbia	115,465	49,973	117,452	50,213
Alberta	868,732	613,313	880,216	632,935
Saskatchewan	20,968	20,361	21,616	21,009
Total	1,005,165	683,647	1,019,284	704,157

[(1)] *May not add due to rounding*

OPERATIONS OUTLOOK

2015 represents a transformational year for the Company given the strategic infrastructure investment made over the past several years. The decision to build, maintain, and control operatorship of key strategic infrastructure remains critical to our long term sustainability and growth objectives. Bellatrix anticipates significant benefits from our infrastructure investment including an improvement in operational reliability, increased revenue from enhanced liquids extraction, and reduced operating costs. Highlights of Bellatrix's 2015 expected operations include:

- Construction continues on the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant; all major components included shop welded pipe is on-site with 55% of on-site welding complete. Critical path items remain on schedule including the express pipeline crossing the North Saskatchewan River, the gas plant condensate line, and finalized integration of mechanical and electrical schedules. The project remains on budget and on schedule for a start-up by July 1, 2015.

- Bellatrix's differentiated joint venture strategy provides access to additional third party capital on terms that enhance economic returns, allowing the Company to continue profiting from the further development of its properties even during the current commodity price weakness. Bellatrix expects to access up to $85 million of joint venture capital in 2015, resulting in gross capital spending for the year of up to $285 million. Pursuant to its existing joint venture arrangements, Bellatrix may access up to $250 million of additional joint venture capital in 2016 and beyond.

- The 2015 net capital budget of $200 million is comprised of approximately $120 million drilling and completion costs, $70 million facility and infrastructure costs and $10 million land, geological and other related costs. Bellatrix will revisit its capital budget on a continuous basis, will pursue accretive monetization opportunities, and will further curtail capital spending, if necessary, in order to preserve its balance sheet until commodity prices firmly recover.

- Despite commodity price headwinds in 2015, the Company remains acutely focused on profitability for our shareholders. Bellatrix maintains a deep inventory of highly profitable drilling opportunities at today's commodity prices, and has an active risk management program to support 2015 objectives.

COMMODITY RISK MANAGEMENT CONTRACTS

Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2015.

	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Natural gas volumes (mmcf/d)	47.2	156.7	156.7	85.9
Average price ($/mcf) [(1)]	$3.13	$2.93	$2.93	$2.94
Oil volumes (bbl/d)	1,967	3,000	3,000	3,000
Average fixed price ($/bbl) [(2)]	$70.34	$70.34	$70.34	$70.34

[(1)] *The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8Mj/m³.*
[(2)] *Oil hedges are Canadian dollar WTI equivalent.*

Bellatrix recently added to its 2015 risk management program with the addition of 87 mmcf/d of natural gas fixed price swaps for March 1 through March 31, 2015 at C$3.24/mcf. Including our previously announced hedging contracts, the Company has protected approximately 90% of forecast natural gas volumes through the spring and summer season (March through October) compared with the mid-point of our current annual average production guidance range.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

READER ADVISORIES:

CONVERSION: *The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.*

UNAUDITED 2014 FINANCIAL INFORMATION: *As Bellatrix plans to announce its audited 2014 financial results on or about March 12, 2015, certain financial information for the year ended December 31, 2014 disclosed herein, or used in various calculations herein, is based on unaudited information and has been utilized by Bellatrix in this release to facilitate the discussion with respect to the performance of our capital program. Readers are advised that these financial estimates are subject to audit and may be subject to change as a result, and such changes could be material.*

NON-GAAP MEASURES: *This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be* comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this press release. Funds flow from operations per share is calculated using the weighted average number of shares for the period. This press release also contains the term of operating netbacks, which is not a recognized measure under GAAP. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

ADDITIONAL GAAP MEASURES: This press release also contains the term net debt. The reference to the additional GAAP measure of net debt may not be comparable with the calculation of similar measures for other entities. The Company's calculation of net debt includes long-term debt and the net working capital deficiency (excess). The net working capital deficiency (excess) excludes short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements.

FORWARD LOOKING STATEMENTS: Statements in this document may contain forward-looking information including management's assessment of future plans and operations, production forecasts used to calculate reserve life, reserve life calculations, reserves estimates, anticipated additional drilling locations, the total future capital associated with development of drilling locations and reserves, 2015 capital expenditures and expected amount of total program including capital to be invested by various joint venture partners, method of funding thereof and nature of expenditures, infrastructure and facilities plans and timing and status thereof, anticipated benefits from our infrastructure investment including an expected improvement in operational reliability, expected increased revenue from enhanced liquids extraction, and expected reduced operating costs, the expectation that Bellatrix's joint venture strategy will provide access to additional third party capital on terms that enhance economic returns that is expected to allow the Company to continue profiting from the further development of its properties even during the current commodity price weakness, the intention of Bellatrix to revisit its capital budget on a continuous basis, to pursue accretive monetization opportunities, and to further curtail capital spending, if necessary, in order to preserve its balance sheet until commodity prices firmly recover, the expectations that Bellatrix has a deep inventory of highly profitable drilling opportunities at today's commodity prices, the expectation that Bellatrix's risk management program will support 2015 objectives, the expectation of the percentage of 2015 production guidance that is protected by natural gas commodity risk management contracts, Bellatrix's strategy and future objectives, and timing of release of 2014 financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices; and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in operating the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation and processing; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Company's website (www.bellatrixexploration.com.). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.